Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $17.8 MILLION, $0.09 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $23.1 MILLION FOR Q2 FISCAL 2025

Trading Symbol:  TSX: SVM
                                  NYSE AMERICAN: SVM

VANCOUVER, BC, Nov. 7, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended September 30, 2024 ("Q2 Fiscal 2025"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q2 FISCAL 2025

•	Mined 361,440 tonnes of ore, milled 297,205 tonnes of ore, and produced approximately 1,183 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent[1], plus 13.2 million pounds of lead and 5.8 million pounds of zinc;
•	Sold approximately 1,239 ounces of gold, 1.6 million ounces of silver, 13.3 million pounds of lead, and 5.9 million pounds of zinc, for revenue of $68.0 million;
•	Net income attributable to equity shareholders of $17.7 million, or $0.09 per share;
•	Adjusted net income attributable to equity shareholders[1] of $17.8 million, or $0.09 per share;
•	Generated cash flow from operating activities of $23.1 million;
•	Cash cost per ounce of silver, net of by-product credits[1], of negative $0.73;
•	All-in sustaining cost per ounce of silver, net of by-product credits[1], of $11.66;
•	Spent and capitalized $0.5 million on exploration drilling, $14.6 million on underground exploration and development, and $9.6 million on equipment and facilities, including the No. 3 tailings storage facility at the Ying Mining District;
•	Spent and capitalized $181.3 million on the acquisition of Adventus Mining Corporation, by issuing $150.5 million in shares, making $27.0 million cash investments and advances, and incurring $3.8 million in cash transaction costs;
•	The Company has $209.5 million in cash and cash equivalents and short-term investments, and holds a portfolio of equity investment in associates and other companies with a total market value of $84.4 million as at September 30, 2024; and
•	Commissioning trial runs of the new 1,500 tonne per day mill commenced on November 1, 2024. The inventory stockpile of approximately 129,000 tonnes of ore at the Ying Mining District is expected to be processed over 2-3 months, which will enhance metal production to align with the Company's Fiscal 2025 annual guidance.
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[1] Non-IFRS measures, please refer to section 12 of the corresponding MD&A for the three and six months ended September 30, 2024 for reconciliation.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Financial Results
Revenue (in thousands of $)	$ 68,003	$ 53,992	26%	140,168	113,998	23%
Mine operating earnings (in thousands of $)	31,661	20,943	51%	68,175	44,244	54%
Net income (loss) attributable to equity holders (in thousands of $)	17,707	11,050	60%	39,645	20,267	96%
Earnings (loss) per share - basic ($/share)	0.09	0.06	39%	0.21	0.11	82%
Adjusted earnings attributable to equity holders (in thousands of $)	17,761	11,677	52%	38,379	24,046	60%
Adjusted earning per share - basic ($/share)	0.09	0.07	32%	0.20	0.14	48%
Net cash generated from operating activities (in thousands of $)	23,128	28,844	(20) %	63,083	57,725	9%
Capitalized expenditures (in thousands of $)	28,059	15,058	86%	47,716	30,974	54%
Metals sold
Gold (ounces)	1,239	2,515	(51) %	2,237	4,010	(44) %
Silver (in thousands of ounces)	1,641	1,578	4%	3,380	3,393	- %
Lead (in thousands of pounds)	13,258	15,175	(13) %	28,921	32,505	(11) %
Zinc (in thousands of pounds)	5,892	4,578	29%	12,376	11,498	8%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	2,178	1,815	20%	2,094	1,766	19%
Silver ($/ounce)	26.49	19.74	34%	26.41	19.54	35%
Lead ($/pound)	1.00	0.87	15%	1.00	0.85	18%
Zinc ($/pound)	1.13	0.79	43%	1.07	0.81	32%
Financial Position as at	September 30, 2024	June 30, 2024		September 30, 2024	March 31, 2024
Cash and cash equivalents and short-term investments (in thousands of $)	209,505	215,739	(3) %	$ 209,505	184,891	13%
Working capital (in thousands of $)	162,312	178,893	(9) %	162,320	154,744	5%

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2025 was $17.7 million or $0.09 per share, compared to net income of $11.1 million or $0.06 per share in the three months ended September 30, 2023 ("Q2 Fiscal 2024").

Compared to Q2 Fiscal 2024, the Company's consolidated financial results were mainly impacted by i) increases of 20%, 34%, 15% and 43%, respectively, in the realized selling prices for gold, silver, lead and zinc; ii) increases of 4% and 29%, respectively, in silver and zinc sold; and iii) a $3.8 million in gain on investments, offset by iv) decreases of 51% and 13%, respectively, in gold and lead sold; v) an increase of $2.1 million in mine and corporate administrative expenses; vi) an increase of $1.1 million in business development expenditures; and vii) a negative impact of $2.4 million in foreign exchange.

Excluding certain non-cash, non-recurring, and non-routine items, the adjusted basic earnings to equity shareholders were $17.8 million or $0.09 per share compared to $11.7 million or $0.07 per share in Q2 Fiscal 2024.

Revenue in Q2 Fiscal 2025 was $68.0 million, up 26% compared to $54.0 million in Q2 Fiscal 2024. The increase is mainly due to an increase of $15.2 million arising from the increase in the realized selling prices and an increase of $3.2 million arising from the increase of silver and zinc sold, offset by a decrease of $4.7 million as a result of less gold and lead sold.

Income from mine operations in Q2 Fiscal 2025 was $31.7 million, up 51% compared to $20.9 million in Q2 Fiscal 2024. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices. Income from mine operations at the Ying Mining District was $29.1 million, compared to $21.8 million in Q2 Fiscal 2024. Income from mine operations at the GC Mine was $3.0 million, compared to a loss of $0.7 million in Q2 Fiscal 2024.

Cash flow provided by operating activities in Q2 Fiscal 2025 was $23.1 million, down $5.7 million, compared to $28.8 million in Q2 Fiscal 2024. The decrease was due to:

•	$27.6 million cash flow from operations before changes in non-cash operating working capital, up $2.0 million compared to $25.6 million in Q2 Fiscal 2024; offset by
•	$4.5 million cash used by changes in non-cash working capital, compared to $3.2 million provided in Q2 Fiscal 2024.

The Company ended the quarter with $209.5 million, up 13% or $24.6 million compared to $184.9 million as at March 31, 2024, but down 3% or $6.2 million compared to $215.7 million as at June 30, 2024. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $84.4 million as at September 30, 2024.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended September 30,			Six months ended September 30,
	2024	2023	Changes	2024	2023	Changes
Production Data
Ore Mined (tonnes)	361,440	273,465	32%	705,287	576,685	22%
Ore Milled (tonnes)
Gold Ore	17,075	12,800	33%	25,551	23,693	8%
Silver Ore	280,130	248,307	13%	579,350	532,509	9%
	297,205	261,107	14%	604,901	556,202	9%
Metal Production
Gold (ounces)	1,183	2,458	(52) %	2,329	4,010	(42) %
Silver (in thousands of ounces)	1,655	1,590	4%	3,372	3,370	- %
Silver equivalent (in thousands of ounces)	1,751	1,815	(4) %	3,553	3,725	(5) %
Lead (in thousands of pounds)	13,202	16,065	(18) %	28,821	33,881	(15) %
Zinc (in thousands of pounds)	5,811	4,601	26%	12,245	11,422	7%
Cost Data
Production cost ($/tonne)	82.33	80.53	2%	81.36	79.53	2%
All-in sustaining production cost ($/tonne)	145.53	149.94	(3) %	142.73	141.53	1%
Cash cost per ounce of silver, net of by-product credits ($)	(0.73)	(1.00)	26%	(1.21)	(0.63)	(94) %
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.66	11.50	1%	10.72	10.41	3%

In Q2 Fiscal 2025, on a consolidated basis, the Company mined 361,440 tonnes of ore, up 32% compared to 273,465 tonnes in Q2 Fiscal 2024. Ore milled was 297,205 tonnes, up 14% compared to 261,107 tonnes in Q2 Fiscal 2024.

In Q2 Fiscal 2025, the Company produced approximately 1,183 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 13.2 million pounds of lead and 5.8 million pounds of zinc, representing increases of 4% and 26% in silver and zinc and decreases of 52%, 4%, and 18% in gold, silver equivalent, and lead production over Q2 Fiscal 2024. The decrease in gold and lead production is mainly due to i) approximately 129,000 tonnes of unprocessed ore stockpiled due to mill capacity constraints and ii) a lower lead head grade.

In Q2 Fiscal 2025, the consolidated mining cost was $67.17 per tonne, up 4% compared to $64.77 per tonne in Q2 Fiscal 2024. The increase was mainly due to more mining preparation tunnels and grade control drilling completed and expensed as part of the mining cost in the current quarter. The consolidated milling cost was $12.73 per tonne, down 3% compared to $13.10 per tonne in Q2 Fiscal 2024. Correspondingly, the consolidated production cost per tonne of ore processed was $82.33 per tonne, up 2% compared to $80.53 per tonne in Q2 Fiscal 2024, while the all-in sustaining production cost per tonne of ore processed was $145.53 per tonne, down 3% compared to $149.94 per tonne in Q2 Fiscal 2024. The decrease was mainly due to a decrease of 4% in per tonne sustaining capital expenditures, offset by an increase of 2% in the per tonne production cost.

In Q2 Fiscal 2025, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.73, compared to negative $1.00 in Q2 Fiscal 2024. The increase was mainly due to the 2% increase in per tonne production costs, partially offset by an increase of $1.7 million in by-product credits. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $11.66, up 1% compared to $11.50 in Q2 Fiscal 2024. The increase was mainly due to the increase in cash cost per ounce of silver.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Exploration Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2025
Ying Mining District	4,589	$ 5,841	17,440	$ 7,445	8,843	$ 336	$ 9,487	$ 23,109	23,008	52,136
GC Mine	154	4	2,743	1,308	9,649	210	69	1,591	2,642	4,659
El Domo	-	-	-	-	-	2,533	-	2,533	-	-
Condor	-	-	-	-	-	569	-	569	-	-
Other	-	-	-	-	-	249	8	257	-	-
Consolidated	4,743	5,845	20,183	8,753	18,492	3,897	9,564	28,059	25,650	56,795

Q2 Fiscal 2024
Ying Mining District	2,703	$ 1,943	20,147	$ 8,042	40,854	$ 1,481	$ 2,266	$ 13,732	9,460	22,968
GC Mine	248	195	1,629	428	5,782	420	193	1,236	1,408	6,580
Other	-	-	-	-	-	76	14	90	-	-
Consolidated	2,951	2,138	21,776	8,470	46,636	1,977	2,473	15,058	10,868	29,548

Variances (%)
Ying Mining District	70%	201%	(13) %	(7) %	(78) %	(77) %	319%	68%	143%	127%
GC Mine	(38) %	(98) %	68%	206%	67%	(50) %	(64) %	29%	88%	(29) %
Other	- %	- %	- %	- %	- %	228%	(43) %	186%	- %	- %
Consolidated	61%	173%	(7) %	3%	-60%	97%	287%	86%	136%	92%

Total capital expenditures in Q2 Fiscal 2025 were $28.1 million, up 86% compared to $15.1 million in Q2 Fiscal 2024. The increase was mainly due to more tunneling completed and the construction of the No.3 tailings storage facility("TSF") and mill expansion at the Ying Mining District as well as additional expenditures incurred at the newly acquired El Domo Project and Condor Project. Total capital expenditures incurred to construct the TSF were approximately $4.0 million in Q2 Fiscal 2025 and $16.0 million since the inception of construction. The capital expenditures incurred for the 1,500 tonne per day mill expansion were approximately $2.8 million in Q2 Fiscal 2025 and $3.2 million since the inception of construction.

In Q2 Fiscal 2025, on a consolidated basis, a total of 75,287 metres or $2.0 million worth of diamond drilling were completed (Q2 Fiscal 2024 - 76,184 metres or $2.6 million), of which approximately 56,795 metres or $1.5 million worth of diamond drilling were expensed as part of mining costs (Q2 Fiscal 2024 - 29,548 metres or $0.6 million) and approximately 18,492 metres or $0.5 million worth of diamond drilling were capitalized (Q2 Fiscal 2024 - 40,636 metres or $2.0 million). In addition, approximately 25,650 metres or $9.2 million worth of preparation tunneling were completed and expensed as part of mining costs (Q2 Fiscal 2024 - 10,868 metres or $4.1 million), and approximately 24,926 metres or $14.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2024 - 24,727 metres or $10.6 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q2 F2025	Q1 F2025	Q4 F2024	Q3 F2024	Q2 F2024	Six months ended September 30,
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	2024	2023
Ore Production (tonne)
Ore mined	272,046	256,079	147,122	245,606	220,636	528,125	434,384
Ore milled
Gold ore	17,075	8,476	21,843	12,726	12,800	25,551	23,693
Silver ore	193,423	212,766	158,424	201,475	200,068	406,189	397,984
	210,498	221,242	180,267	214,201	212,868	431,740	421,677
Head grades
Silver (grams/tonne)	240	235	197	235	235	238	244
Lead (%)	2.8	3.1	3.1	3.5	3.5	3.0	3.5
Zinc (%)	0.6	0.7	0.6	0.7	0.7	0.6	0.7
Recovery rates
Silver (%)	94.9	95.0	94.4	94.9	95.0	94.9	95.0
Lead (%)	94.0	94.4	95.0	94.8	95.0	94.2	95.3
Zinc (%)	70.4	72.3	70.2	71.4	71.1	71.4	70.3
Cash Costs
Cash production cost per tonne of ore processed ($)	92.86	90.46	91.09	84.01	83.53	91.65	84.54
All-in sustaining cost per tonne of ore processed ($)	146.90	140.25	148.24	143.80	142.84	143.51	138.42
Cash cost per ounce of Silver, net of by-product credits ($)	0.62	(0.68)	1.71	(0.09)	(1.37)	(0.05)	(0.52)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	9.05	7.14	12.28	8.99	8.06	8.07	7.58
Metal Production
Gold ( ounces)	1,183	1,146	1,916	1,342	2,458	2,329	4,010
Silver (in thousands of ounces)	1,518	1,572	1,063	1,511	1,506	3,090	3,103
Lead (in thousands of pounds)	11,970	14,080	11,317	14,552	15,018	26,050	30,400
Zinc (in thousands of pounds)	1,795	2,468	1,750	2,153	2,197	4,263	4,310

In Q2 Fiscal 2025, a total of 272,046 tonnes of ore were mined at the Ying Mining District, up 23% compared to 220,636 tonnes in Q2 Fiscal 2024, and 210,498 tonnes of ore were milled, down 1% compared to 212,868 tonnes in Q2 Fiscal 2024.

Average head grades of ore processed were 240 g/t for silver, 2.8% for lead, and 0.6% for zinc compared to 235 g/t for silver, 3.5% for lead, and 0.7% for zinc in Q2 Fiscal 2024. The silver head grade achieved is higher than the Company's Fiscal 2025 annual guidance of 235 g/t.

Metals produced at the Ying Mining District were approximately 1,183 ounces of gold, 1.5 million ounces of silver, or approximately 1.6 million ounces of silver equivalent, plus 12.0 million pounds of lead, and 1.8 million pounds of zinc, representing a production increase of 1% in silver and decreases of 52%, 7%, 20%, and 18%, respectively, compared to 2,458 ounces of gold, 1.5 million ounces of silver, or approximately 1.7 million silver equivalent, plus 15.0 million pounds of lead, and 2.2 million pounds of zinc in Q2 Fiscal 2024. The decrease in gold, lead and zinc production is mainly due to i) milled ore is 1% lower with approximately 129,000 tonnes of unprocessed ore stockpiled and ii) lower lead and zinc head grades. The Company expects the stockpiled ore will be processed in the third and fourth quarters after the 1,500 tonne per day mill expansion at the Ying Mining District is achieved in the third quarter of Fiscal 2025.

GC Mine	Q2 F2025	Q1 F2025	Q4 F2024	Q3 F2024	Q2 F2024	Six months ended September 30,
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	2024	2023
Ore Production (tonne)
Ore mined	89,394	87,768	48,038	99,667	52,829	177,162	142,301
Ore milled	86,707	86,454	57,226	98,299	48,239	173,161	134,525
Head grades
Silver (grams/tonne)	61	64	57	68	66	63	75
Lead (%)	0.8	0.9	1.1	1.1	1.1	0.8	1.3
Zinc (%)	2.4	2.4	2.5	2.7	2.5	2.4	2.7
Recovery rates
Silver (%)	82.2	84.1	83.2	80.3	82.7	83.2	82.7
Lead (%)	87.9	90.2	89.8	90.9	90.2	89.1	90.6
Zinc (%)	90.2	90.4	89.3	90.1	89.8	90.3	90.2
Cash Costs
Cash production cost per tonne of ore processed ($)	50.08	50.49	63.12	50.38	68.18	50.28	64.25
All-in sustaining cost per tonne of ore processed ($)	74.53	83.42	78.32	76.84	99.75	78.97	94.12
Cash cost per ounce of Silver, net of by-product credits ($)	(15.67)	(12.19)	(4.79)	(8.95)	5.64	(13.85)	(1.99)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	1.62	8.45	6.63	8.01	25.95	5.19	14.49
Metal Production
Silver (in thousands of ounces)	137	145	87	173	84	282	267
Lead (in thousands of pounds)	1,232	1,539	1,210	2,211	1,047	2,771	3,481
Zinc (in thousands of pounds)	4,016	3,966	2,809	5,251	2,404	7,982	7,112

In Q2 Fiscal 2025, a total of 89,394 tonnes of ore were mined at the GC Mine, up 69% compared to 52,829 tonnes in Q2 Fiscal 2024, while 86,707 tonnes were milled, up 80% compared to 48,239 tonnes in Q2 Fiscal 2024.

In Q2 Fiscal 2025, approximately 12,700 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 61 g/t for silver, 0.8% for lead, and 2.4% for zinc compared to 66 g/t for silver, 1.1% for lead, and 2.5% for zinc in Q2 Fiscal 2024.

Metals produced at the GC Mine were approximately 137 thousand ounces of silver, 1.2 million pounds of lead, and 4.0 million pounds of zinc, representing increases of 63%, 18%, and 67%, respectively, in silver, lead and zinc production, compared to 84 thousand ounces of silver, 1.0 million pounds of lead, and 2.4 million pounds of zinc in Q2 Fiscal 2024.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, November 8, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154

International/Local Toll: 437-900-0527

Conference ID: 69957

Participants should dial-in 10 - 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and nine months ended September 30, 2024, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, production cost and all-in sustaining production cost per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 49, section 12 - Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2024 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of public health pandemic; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; regulatory investigations, claims and legal proceeding, foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CNW 17:05e 07-NOV-24